Securities and Exchange Commission

December 6, 2016

December 6, 2016

Via Edgar

Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Dragon Victory International Limited

Draft Registration Statement on Form F-1

Submitted November 4, 2016

CIK No. 0001682241

Dear Ms. Anagnosti:

This letter is in response to the letter dated November 17, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dragon Victory International Limited (the “Company”, “we”, “our”), regarding the Company’s First Amended Draft Registration Statement on Form F-1, originally submitted to the Commission on a confidential basis on August 18, 2016 and resubmitted on November 4, 2016.  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. We have also today filed with the Commission a Registration Statement (“Registration Statement”) on Form F-1 reflecting the Staff’s comments.

Overview

1.	Please refer to comment 2. Considering your revised disclosure that the number of registered users is a key factor that may have a material effect on your revenues, please revise to disclose the number of registered users at each quarter end and discuss the underlying causes of any significant fluctuations.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 2 and 61 of the Registration Statement. The number of registered users has been continuously increasing each quarter since our inception. Therefore, we did not discuss about fluctuations.

Liquidity and Capital Resources, page 38

2.	We note the revised disclosure in response to comment 13. It remains unclear, however, what types of activities gave rise to the various receivables or how the investment opportunities presented themselves. For each affiliated entity in which you have made an investment as described in this section, please provide a description of the nature of such entity’s business operations. Please also explain your strategic objectives in making these investments. Finally, please describe how you became aware of such investment opportunities. For example, if any of these entities began as projects on your platform, please so indicate.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 43, 44 and 45 of the Registration Statement. We made these investments as one-off transactions that are not part of our main strategic objective. Additionally, none of these investment opportunities began as projects on our platform. We became aware of these projects through offline channels.

Securities and Exchange Commission

December 6, 2016

3.	Your disclosure in Note 6 to the financial statements indicates that investments into Hanzhou ChuShi Network Technology Ltd. and Jiaxing YiTou ShangMa Investments Limited originated in December 2014, at a time when the company had not generated any revenues. Please ensure that your revised disclosure also captures how the company was able to make the contributions to the capital of these other companies.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 43, 44 and 45 of the Registration Statement.

4.	Please clarify the nature of the transactions pursuant to which you sold your ownership interests to Mr. Chen Jun. For instance, we note that you sold the remaining 15% of your interest to Mr. Chen Jun for proceeds off $253,253, but also describe an outstanding receivable from Mr. Chen Jun. Please clarify whether the $253,253 has been repaid and, if it has not, provide the information required by Item 4.a of Form F-1 and Item 7.B.2 of Form 20-F.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 44 and 45 of the Registration Statement.

5.	Please describe how Mr. Liao Xu facilitated the transfer of the funds for the sale of the equity interests between you and Mr. Chen Jun.

In response to Staff’s comments, we have included additional disclosure stating Mr. Liao Xu acted as an escrow agent for the funds transfer on page 44 of the Registration Statement. We provide supplementally copies of the English translation of the following agreements, (1) a certain Equity Transfer Contract dated May 11, 2015 (“Equity Transfer No. 1”) by and among Hangzhou Longyun Network Technology Co., Ltd. (“Long Yun”), Chen Jun, a majority shareholder of Hangzhou Chushi Network Technology Co., Ltd. (“Hangzhou Chushi”), and Liao Xu, whereby Long Yun transferred to Chen Jun 10% equity of Hangzhou Chushi, and (2) a certain Equity Transfer Contract dated March 25, 2016 (“Equity Transfer No. 2”) by and among Long Yun, Chen Jun, a majority shareholder of Hangzhou Chushi, and Liao Xu, whereby Long Yun transferred to Chen Jun 5% equity of Hangzhou Chushi. Please refer to Section III(3) of the Equity Transfer No.1, and Section III(3) of the Equity Transfer No.2 with respect to Liao Xu’s role as an escrow agent in these equity transfers.

6.	We note that you have made a number of working capital advances to various entities in which Mr. Han Yu maintains an ownership interest. We also note that these advances do not bear interest. Please describe the benefit that you derive, if any, from making these advances in light of your risk factor disclosure that you need additional capital to fund your operations (refer to last risk factor on page 10).

In response to Staff’s comments, we have included revised disclosure on pages 44 and 45 of the Registration Statement.

During November 2014 to March 2015, we made a number of working capital advances and loans to Mr. Han Yu (our controlling shareholder) and various entities in which Mr. Han held an ownership interest as of March 31, 2016, including HangZhou TianQi Network Technology Co. Ltd., HangZhou TianQi Network Technology Co. Ltd.-ChongQing Branch, HangZhou ShangKe Jewelry Technology Co. Ltd., and Hang Zhou Rong Mai Gong Sheng Network Technology Co. Ltd (collectively, the “Han Related Entities”). These advances and loans were due on demand and interest free. As of October 9, 2016, all outstanding receivables from Mr. Han and the Han Related Entities were paid off.

We did not obtain any benefit from such advances and loans. Although we may need additional capital to fund our future operation, at the time when these advances and loans were made to the various parties as described above, we were funded by the capital contributions made by our shareholders.

As of the day of this prospectus, other than HangZhou TianQi Network Technology Co. Ltd. and HangZhou TianQi Network Technology Co. Ltd.-ChongQing Branch, Mr. Han no longer holds any equity interest in the Han Related Entities.

7.	We note that the outstanding receivables described at the bottom of page 40 were paid off as of October 9, 2016. Please provide the amount of your other related parties’ receivables as of a recent date.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 44 and 45 of the Registration Statement.

Securities and Exchange Commission

December 6, 2016

Our History and Corporate Structure, page 48

8.	We note your revised disclosure in response to comment 16; however, you have not discussed the process by which you formed the VIE structure. In this regard, we note that you were incorporated on June 19, 2015 and your wholly-owned subsidiary Sweet Lollipop was incorporated on May 8, 2014. Please disclose the beneficial ownership interests and business activities, if any, of Sweet Lollipop prior to your incorporation.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 54 of the Registration Statement.

9.	Your revised disclosure in response to comment 17 indicates that WFOE is “exclusively engaged” in the business of managing the operation of Long Yun. However, the first Whereas clause of the Exclusive Business Cooperation Agreement indicates that WFOE “is primarily engaged in technology development, technology service, technology consulting; [sic] computer software and hardware, computer network technology, game software; [sic] enterprise management and consulting service, human resource consulting service [and] intellectual property consulting service.” Certain of these activities appear to fall outside the scope of “internet crowdfunding, and providing incubation management service and financing channel for small and micro businesses,” which is the “Principal Business” of Long Yun as defined in the agreement. Please reconcile your disclosure in the prospectus with the terms of the Exclusive Business Cooperation Agreement, or tell us why there is no discrepancy. Please address our comment 17 in full by revising the graphical presentation on page 49 to incorporate information about the jurisdiction under which each entity is organized, as well as the year of organization.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 54 and 55 of the Registration Statement.

Three levels of programs on our platform, page 52

10.	We note that in response to comment 22, you did not provide representative awards associated with projects at each level. Please address our prior comment 22 in full. In addition, please explain how the Fast Track program has become the main focus of your marketing and operation given that you have generated the least amount of fundraising through that program.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 59 and 60 of the Registration Statement.

11.	Please refer to comment 23. Revise your filing to disclose the revenue recorded for each of the three levels of programs on your platform for fiscal year ended March 31, 2016. As there were no revenues from inception (October 9, 2014) to March 31, 2015 as noted on page 48, please revise your disclosure to provide a discussion of your revenue trends and how these trends may impact future financial results.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 59 of the Registration Statement.

Securities and Exchange Commission

December 6, 2016

Services for Financing and Strategic Business Opportunities, page 55

12.	We note that you have assisted in raising approximately $387,000 of capital in your role as a finder, generating in turn approximately $298,647 in finder’s fees as of FYE 3/31/2016. Please expand your disclosure to describe how you were able to negotiate these fees, which in size appear disproportionate to the amount of capital raised. Please also disclose whether they were calculated as a percentage of the funds raised and who is the party responsible for payment of the fees.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 63 and 64 of the Registration Statement.

Regulations, page 61

Regulations on Crowdfunding Activities, page 62

13.	We note your disclosure regarding the Interim Measures. Please revise to clearly state what impact, if any, you anticipate that these measures will have on your business.

In response to Staff’s comments, the Registration Statement has been revised to explain that we do not anticipate the Company to be subject to the Interim Measures or the proposed Draft Rules. Please refer to the revised disclosure on pages 70 and 71 of the Registration Statement.

Taxation, page 96

People’s Republic of China Enterprise Taxation, page 96

14.	We note that your response and revised disclosure in response to comment 45 did not address our comment. You continue to disclose at the end of page 97 that if investors in your ADSs “are eligible for the benefits of the tax treaty between the United States and PRC, [they] may elect to treat such gain as PRC source gain under such treaty…” As such, please address our prior comment 45 in full by expanding your disclosure to identify the treaty and to explain its eligibility requirements.

In response to Staff’s comments, the Registration Statement has been revised to state that “it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.” This statement covers the effect of the tax treaty between the PRC and the United States. The Company respectfully advises the Staff that there is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus no basis on which to make any further statement about the treatment that might be expected. Please refer to the revised disclosure on pages 101 and 102 of the Registration Statement.

15.	We note your statement that your PRC counsel believes that it is more likely than not that you and your offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes. We also note your statement that “it is possible but highly unlikely” that the income received by your overseas shareholders will be regarded as China-sourced income. Please revise your disclosure to remove this discrepancy or otherwise explain why these two statements are not contradictory.

Securities and Exchange Commission

December 6, 2016

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 101 of the Registration Statement.

United States Federal Income Taxation, page 98

Passive Foreign Investment Company, page 99

16.	We note that you deleted the first paragraph in this section stating that you do not expect to be a passive foreign investment company. Please re-insert the deleted language or explain why you do not believe it is appropriate to include in your disclosure.

In response to Staff’s comments, we respectfully state that the language was deleted in response to the review of the Passive Foreign Investment Company tax disclosure by Ellenoff Grossman & Schole LLP, our U.S. tax counsel (“EGS”). EGS has explained to us that the determination of whether or not we were a PFIC as of March 31, 2016 is not relevant to investors purchasing Ordinary Shares in this offering. As the tax disclosure reviewed by EGS states, “If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any ‘excess distribution’ that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a ‘mark-to-market’ election as discussed below.” Please see the foregoing referenced language on page 105 of the Registration Statement. Therefore, the only relevant inquiry is whether, at the time an investor acquires our ordinary shares (which will occur after March 31, 2016), we are a PFIC at such time. Assuming the investors acquire our ordinary shares pursuant to this offering on or before March 31, 2017, the only way we would be a PFIC at such time is if we are determined to be a PFIC for our current taxable year ending March 31, 2017. If, on the other hand, the investors acquire our shares pursuant to this offering after March 31, 2017, then for any such investors, the relevant PFIC determination will be made as of our tax year that includes the date of such purchase. The determination as to whether we would be a PFIC for our current taxable year ending March 31, 2017 will not be made until after March 31, 2017, and such determination depends on the composition of our income and assets as of March 31, 2017. Because it is impossible to determine whether or not we will be a PFIC until such later time, it is impossible to make a statement of belief as to our current PFIC status. Therefore, we deleted the referenced language because of its irrelevance to the tax consequences to investors attributable to an acquisition of our ordinary shares pursuant to this offering.

Notes to Consolidated Financial Statements

Note 6 – Investments in Entities and Its Valuations, page F-17

17.	Please refer to comment 53. Please address the following:

•	Disclose any ongoing contractual or other commitments as a result of the sales of HangZhou Chu Shi Network Technology Ltd. Co. (HangZhou Chu Shi);

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-17 of the Registration Statement, which states “There is no ongoing contractual or other commitments among the Company, Chen Jun, and HangZhou Chu Shi, as a result of the sales of equity interest in HangZhou Chu Shi.”

•	Tell us in detail and disclose why you believe the value of your equity investment increased so substantially given the losses recorded in fiscal year 2015 and the impairment losses recorded in fiscal year 2016; and

Securities and Exchange Commission

December 6, 2016

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages F-17 and F-18 of the Registration Statement.

•	Revise to explain in more detail the “conservative approach” to evaluating your remaining investment in HangZhou Chu Shi that resulted in the impairment recorded in fiscal year 2016.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-17 of the Registration Statement.

Part II. Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

18.	We note that, in January 2016, all of the noted founders except Honesty Heart transferred an aggregate of 61,720,000 ordinary shares to Honesty Heart and 15,000,000 ordinary shares to Destiny Links for nominal consideration. Please expand your disclosure to explain the reasons why those founders would transfer the shares for nominal consideration. Please also disclose any relationships between the ultimate beneficial owners of the founding shareholders and the ultimate beneficial owners of Honesty Heart and Destiny Links, respectively.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages II-1 and II-2 of the Registration Statement.

∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙∙

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Securities and Exchange Commission

December 6, 2016

Very truly yours,

/s/ Yu Han
Name:	Yu Han
Title:	Chief Executive Officer

Ying Li, Esq.

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC